

December 14, 2011

<u>Via E-mail</u>
Michael J. Koss
Vice Chairman, President and Chief Executive Officer
Koss Corporation
4129 North Port Washington Avenue
Milwaukee, Wisconsin 53212

> **Re: Koss Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed September 2, 2011**
> **File No. 0-03295**

Dear Mr. Koss:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note that the Malaysia-based online seller, i-Pmart, offers on its website your products for sale and shipment to Cuba, Iran, Sudan, and Syria. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through your subsidiary, distributors, retailers, or other direct or indirect arrangements, since your letter to us dated April 2, 2008. Your response should describe any products, equipment, components, technology, and services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance